UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-38898
CUSIP NUMBER 03828A101

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Applied Therapeutics, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

545 Fifth Avenue, Suite 1400

Address of Principal Executive Office (Street and Number)

New York, NY 10017

City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Applied Therapeutics, Inc. (the “Company”) is unable to complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense as the Company is still preparing analyses to complete its procedures relating to its year-end financial reporting process. The Company is working diligently to complete such tasks. The Company expects to file the Form 10-K within the fifteen calendar-day period permitted pursuant to Rule 12b-25.

In connection with its assessment of internal control over financial reporting as of December 31, 2024, management has concluded that the Company’s internal control over financial reporting was not effective, as management identified a material weakness related to deficiencies in the principles associated with the information and communication component of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). The Form 10-K will further describe this material weakness, and the steps the Company has and is taking to remediate this material weakness.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Les Funtleyder	(212)	220-9226
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (the “Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the timing of the filing of the Form 10-K, and the results of the Company’s evaluation of its internal control over financial reporting. Statements using words such as “expect,” “anticipate,” “believe,” “may,” “will” and similar terms are also forward-looking statements. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as updated by its subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission. Except as required by law, the Company undertakes no obligations to make any revisions to the forward-looking statements contained in this Form 12b-25 or to update them to reflect events or circumstances occurring after the date of this Form 12b-25, whether as a result of new information, future developments or otherwise.

Applied Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2025	By	/s/ Les Funtleyder

Name: Les Funtleyder Title: Interim Chief Executive Officer and

Chief Financial Officer